29

08002199

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Altai Resources Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 0 6 2008
THOMSON REUTERS

FILE NO. 82- 02950 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 4/28/08

SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

RECEIVED
2008 APR 29 A 2:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ALTAI RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007

12-31-07
AR/S

ALTAI RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2007

	2007 $	2006 $
ASSETS		
Current		
Cash	567,093	802,859
Marketable securities (Note 3)	193,470	16,463
Accounts receivable	4,900	3,978
Prepaid expenses	–	1,500
	765,463	824,800
Note receivable (Note 4)	546,903	546,903
Investment in subsidiaries (Note 5)	553,877	561,556
Interests in mining properties (Note 6)	933,959	1,009,954
Natural gas interests (Note 7)	1,705,637	1,503,414
Investment in technology project (Note 8)	1	1
Capital assets (Note 9)	142	711
Total Assets	4,505,982	4,447,339
LIABILITIES		
Current		
Accounts payable	32,315	13,903
Current portion of consulting charge payable (Note 14)	35,100	35,100
	67,415	49,003
Consulting charge payable (Note 14)	35,100	70,200
	102,515	119,203
SHAREHOLDERS' EQUITY		
Share capital (Note 10)	9,538,244	9,623,560
Share purchase warrants (Note 10)	306,000	466,000
Contributed surplus (Note 11)	299,730	139,730
Deficit	(5,832,285)	(5,901,154)
Accumulated other comprehensive income (Note 12)	91,778	–
	4,403,467	4,328,136
Total liabilities and shareholders' equity	4,505,982	4,447,339

The accompanying notes are an integral part of the financial statements.

Approved on behalf of the board:

"Niyazi Kacira"
Director

"William Denning"
Director

ALTAI RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2007

	2007 $	2006 $
CONSOLIDATED OPERATIONS		
Revenue		
Investment and miscellaneous income	25,642	7,177
	25,642	7,177
Expenses		
Administrative expenses	53,852	53,795
Prospecting and general	183	432
Amortization	569	569
	54,604	54,796
Net loss before share of net earnings of equity investment	(28,962)	(47,619)
Share of net loss of equity investment	(7,712)	(964)
Net loss before income taxes	(36,674)	(48,583)
Future income tax recoverable	84,766	–
Net income (loss)	48,092	(48,583)
Net income (loss) per share – basic and fully diluted (Note 13)	0.002	(0.002)
CONSOLIDATED DEFICIT		
Balance, beginning of year	(5,901,154)	(5,852,571)
Restatement of income tax impact on adoption of accounting standards (Note 2(o)2)b))	20,777	–
Balance, beginning of year, as restated	(5,880,377)	(5,852,571)
Net income (loss)	48,092	(48,583)
Balance, end of year	(5,832,285)	(5,901,154)

The accompanying notes are an integral part of the financial statements.

ALTAI RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

	2007 $	2006 $
Operating activities		
Net income (loss)	48,092	(48,583)
Items not affecting cash		
Share of net loss of equity investment	7,712	964
Amortization	569	569
Future income tax recoverable	(84,766)	–
Increase in accounts receivable	(922)	(2,811)
Decrease in prepaid expenses	1,500	–
Increase in accounts payable	18,412	7,885
Decrease in consulting charge payable	(35,100)	(35,100)
Cash used in operating activities	(44,503)	(77,076)
Investing activities		
Interests in mining properties	12,500	–
Deferred exploration expenditures	(1,505)	(8)
Natural gas interests	(202,223)	(18,885)
Investment in subsidiaries	(35)	34,566
Cash (used in) provided by investing activities	(191,263)	15,673
Financing activities		
Issue of shares	–	850,420
Shares issue costs	–	(65,416)
Cash provided by financing activities	–	785,004
Change in cash	(235,766)	723,601
Cash, beginning of year	802,859	79,258
Cash, end of year	567,093	802,859

The accompanying notes are an integral part of the financial statements.

1. Nature of operations

The Company has interests in mining properties which it is in the process of exploring and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of expenditures on resource properties, including deferred exploration expenditures, is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the exploration and the development of the resource properties, and upon future profitable production or proceeds from the disposition thereof.

2. Summary of significant accounting policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

(b) Credit risk

The Company does not believe it is subject to any significant concentration of credit risk. Cash and short-term investments are in place with major financial institutions and corporations.

(c) Interests in mining properties

Interests in mining properties and claims are stated at cost. Exploration expenditures relating to mining properties in which an interest is retained are deferred and are carried as an asset until the results of the projects are known. If a project is successful, the acquisition cost and related deferred exploration expenditures would be amortized by charges against income from future mining operations. If a project is unsuccessful or if exploration has ceased because continuation is not economically feasible, the cost of the property and the related exploration expenditures are written off.

Exploration expenditures, which are general in nature and cannot be associated with a specific group of mining claims, and general administrative expenses are written off in the year in which they are incurred.

(d) Natural gas interests

Natural gas interests are stated at cost and include expenditures for carrying and retaining undeveloped properties.

(e) Flow-through shares

In March 2004, the Emerging Issues Committee ("EIC") of the CICA issued EIC-146 "Flow-through shares" which is effective for all flow-through share issues subsequent to March 19, 2004. The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. The future income tax liability must be recognized, and the shareholder's equity reduced, on the date that the Company renounces the tax credits associated with the expenditures.

(f) Impairment of long-lived assets

CICA Section 3063 "Impairment of long-lived assets" requires the Company to assess the impairment of long-lived assets, which consists primarily of resource properties and plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used are measured by a comparison of the carrying value of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.

For the Company, the adoption of CICA Section 3063 has no impact on results of operations previously and currently presented.

(g) Asset retirement obligations

CICA Section 3110 "Asset retirement obligations" requires that the fair value of a liability or an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The estimate excludes the residual value of the related assets. The associated retirement costs are capitalized as part of the carrying amount of the long lived assets and amortized over the life of the asset. The amount of liability is subject to re-measurement at each reporting period. This differs from prior practice which involved accruing for the estimated retirement obligation through annual charges to earnings over the estimated life of the property. At the present time, the Company has concluded that there are no asset retirement obligations associated with any of its properties.

(h) Capital assets

Capital assets are stated at cost less accumulated amortization. Amortization of capital assets has been provided in the accounts on the straight line basis at the following rates:

Computer equipment – over 3 years

(i) Foreign currency translation

Balances denominated in foreign currencies are translated into Canadian dollars as follows:

i) monetary assets and liabilities at year end rates;
ii) all other assets and liabilities at historical rates; and
iii) revenue and expense transactions at the average rate of exchange prevailing during the year.

Exchange gains or losses arising on these transactions are reflected in income in the year incurred.

(j) Earnings (loss) per share

Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) by the weighted average number of shares outstanding during the period. Diluted net earnings (loss) per share is calculated by dividing the net earnings (loss) by the sum of the weighted average number of shares outstanding and all additional shares that would have been outstanding if potentially dilutive securities had been issued during the period.

(k) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(l) Income taxes

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using tax rates expected to be recovered or settled. Tax benefits have not been recorded due to uncertainty regarding their utilization.

(m) Stock-based compensation cost

CICA Section 3870 "Stock-based compensation and other stock-based payments" requires that the fair value based method be applied to awards granted to employees. The Company recognizes the stock-based compensation cost related to options granted on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation.

(n) Consolidation of variables interest entities

The CICA issued AcG-15 "Consolidation of variables interest entities" provides guidance for applying the principles of CICA Section 1590 "Subsidiaries" to certain special purpose entities. This pronouncement did not have any impact on the Company's consolidated financial statements.

(o) Adoption of new accounting standards

1) CICA Section 1506 "Accounting changes"

Effective January 1, 2007 the Company adopted the revised CICA Section 1506 which requires that: (i) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (ii) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (iii) for changes in estimates, the nature and amount of the change should be disclosed. The Company has not made any voluntary change in accounting principles since the adoption of the revised standard.

2) CICA Section 3855 "Financial instruments – recognition and measurement" and Section 1530 "Comprehensive income"

a) Effective January 1, 2007 the Company adopted the CICA Sections 3855 and 1530.

CICA Section 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented. This new standard increases harmonization with US GAAP and requires that available-for-sale financial assets be reported at fair market value. Gains and losses arising from changes in the fair market values of the available-for-sale financial assets are reported on the balance sheet as "Accumulated other comprehensive income (loss)" (CICA Section 1530). The standard is required for publicly traded companies with fiscal year-ends after October 31, 2006. The Company has adopted CICA Section 3855 on a prospective basis effective January 1, 2007 and has classified all of its investments in marketable securities as available-for-sale.

b) Impact upon adoption of CICA Sections 3855 and 1530

The Company has recorded the following adjustments in its financial statements as at January 1, 2007 resulting from the adoption of CICA Sections 3855 and 1530:

(i) an increase of $115,047, representing a fair value adjustment to the value of marketable securities;
(ii) an increase in accumulated other comprehensive income of $94,269 (net of taxes of $20,777), representing the fair value adjustment to the value of marketable securities; and
(iii) a reduction of $20,777 to opening deficit, representing the Canadian tax impact of the fair value adjustment made to the value of marketable securities.

3) CICA Section 3865 "Hedges"

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the previous AcG–13 "Hedging relationships" and CICA Section 1650 "Foreign currency translation" by specifying how hedge accounting is applied and the disclosures required when it is applied. The Company had no hedging relationships as at January 1, 2007 and to date. There was no impact on the Company's financial statements upon adoption of this standard.

(p) New accounting standards for adoption in fiscal year 2008

1) CICA Section 3862 "Financial instruments – disclosures"

This standard relates to the disclosure of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Early adoption is permitted. CICA Section 3863 "Financial instruments – presentation" must be adopted at the same time, replacing CICA Section 3861 "Financial instruments – disclosure and presentation". The Company will adopt the standard for its interim and annual financial statements for the fiscal year beginning January 1, 2008.

2) CICA Section 3863 "Financial instruments – presentation"

This standard relates to the presentation of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Early adoption is permitted. CICA Section 3862 "Financial instruments – presentation" must be adopted at the same time, replacing CICA Section 3861 "Financial instruments – disclosure and presentation".

The Company will adopt the standard for its interim and annual financial statements for the fiscal year beginning January 1, 2008.

3) CICA Section 1535 "Capital disclosures"
This standard relates to the disclosure of capital management strategies. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Early adoption is permitted. The Company will adopt the standard for its interim and annual financial statements for the fiscal year beginning January 1, 2008.

4) CICA Section 3031 "Inventories"
This standard relates to the measurement and disclosure of inventories. It applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. Early adoption is permitted. The Company will adopt the standard for its interim and annual financial statements for the fiscal year beginning January 1, 2008. The adoption of this standard is expected to have no impact on the Company's financial statements.

3. Marketable securities

The marketable securities are reported at their fair market values as at December 31, 2007 (total cost – $81,463).

4. Note receivable

The note receivable represents a promissory note due from Altai Philippines Mining Corporation ("Altai Philippines"). This note bears interest at the rate of 18% per annum compounded annually. The note plus total interest is capped at three times the note principal, and that was reached in 2003. Although this note has no fixed terms of repayment, Altai Philippines is required under the terms of its shareholders' agreement to use at least 60% of its operating income to first pay any and all loans and accrued interest due to the Company. The monies advanced under this promissory note were for the purposes of exploration and acquisition of properties by Altai Philippines.

5. Investment in subsidiaries

The Company has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The properties of Altai Philippines are Lahuy Island gold property, Negros Island sulfur property and Sibuyan Island lateritic nickel-cobalt property.

In 2007, Crew Gold Corporation ("Crew"), through its subsidiary, Crew Minerals (Philippines) Inc., has terminated the option agreement with Altai Philippines re Altai Philippines' Negros Island sulfur property.

In November 2004, Altai Philippines entered into an option agreement with a consortium headed by Sunshine Gold Pty Ltd ("Sunshine") of Australia on Altai Philippines' nickel laterite property on Sibuyan Island ("Sibuyan property"). Under the option agreement, Sunshine, after satisfactory due diligence on the property, would have ninety days from the date of Altai Philippines obtaining approval of the Mineral Production Sharing Agreement (MPSA) application for the property to exercise the option to purchase the Sibuyan property. Sunshine was to fund the expenses for the MPSA application. As at December 31, 2007 and to date, the MPSA application has not yet been approved.

The Company records its investment in Altai Philippines on the equity basis. Under this method, the Company reflects in its earnings its proportionate share of the earnings (losses) of the subsidiary. The investment in the subsidiary is recorded at cost minus undistributed earnings (losses) since inception.

	2007	2006
	$	$
40% equity shares and investment expenses	853,107	853,074
Share of net (losses) earnings to date	(299,230)	(291,519)
	553,877	561,555

6. Interests in mining properties

	Balance, Beginning of year	Expenditure	Option	Balance, End of Year
	$	$	$	$
Property generative				
Property	–	–	–	–
Expenditure	–	400	–	400
Malartic Township, Quebec				
Property	283,711	–	77,500	206,211
Expenditure	726,243	1,105	–	727,348
Total				
Property	283,711	–	77,500	206,211
Expenditure	726,243	1,505	–	727,748
	1,009,954	1,505	77,500	933,959

Malartic Township gold property, Quebec

The Company owns 50% working interest in the Malartic Township gold property of three mining claims totalling 120 hectares (300 acres) in Quebec. The other 50% working interest is owned by the property joint-venture partner, Globex Mining Enterprises Inc. ("Globex"), which names the project "Blackcliff gold property".

Effective September 2007, the Company and Globex (jointly the "Optionors") have optioned 100% interest in the Malartic Township gold property to C2C Inc. and Animiki Mining Corporation (jointly the "Optionees"). All cash, shares and royalties to be received under the terms of the option agreement are to be shared equally by the Optionors. C2C paid the Optionors $25,000 cash and 400,000 C2C shares in December 2007, and a further $50,000 cash in February 2008. $100,000 cash and 200,000 shares payments are due from the Optionees upon the first agreement anniversary, and $200,000 cash and 200,000 shares upon each of the second and third anniversaries. $5,000,000 of work must be completed by the end of the fourth year of the option. The Optionors will retain a 3% (three percent) gross metal royalty on any mineral production from the property and a 10% (ten percent) net profits royalty. Upon the sixth anniversary, the Optionees must commence an annual advance royalty payment of $50,000.

7. Natural gas interests

	Balance, Beginning of year	Expenditure	Grant	Balance, End of Year
	$	$	$	$
Sorel-Trois Rivieres property, Quebec	1,503,414	221,738	19,515[(1)]	1,705,637

[(1)] The amount is a grant from the Quebec Government.

Sorel-Trois Rivieres natural gas property, Quebec

In 2007 the Company and its joint venture partner in the Sorel-Trois Rivieres natural gas property, Quebec, Petro St-Pierre Inc., ("PSP"), have thirteen oil and gas and reservoir permits in the Sorel area, St. Lawrence Lowlands Region, of Quebec, covering 114,252 hectares (282,317 acres).

At the beginning of 2007 the Company owned a 54.88% working interest in the property. As at December 31, 2007 this working interest was 59.40%. PSP had 40.60% working interest at December 31, 2007. Mengold Resources Inc. ("Mengold") holds a 10% net profit interest participation in the Company's future share of net profits of the permit existing at October 27, 1990 after payback from that permit. Mengold's participation is limited to the recovery of its investment carrying value of $259,010.

Talisman Energy Canada ("Talisman") of Calgary, Alberta, having earned a 100% equity interest in one of the four optioned permits in 2006 from the Company and PSP per the July 2005 agreement, returned the other three optioned permits to the Company and PSP in late August 2007. Altai and PSP will retain an aggregate 15% (fifteen percent) gross royalty of which Altai has 53.5%, on all net receipts from the permit that Talisman has earned the 100% equity interest.

8. Investment in technology project

The Company, through its wholly-owned subsidiary, Altai Technologies Inc. ("Altai Technologies"), has one high technology project, the Mapcheck Inc. project which has been written down to a nominal value of $1.

The Company has a loan agreement with Altai Technologies that the total amount of all expenses, including any investment payments for the projects of Altai Technologies, which have been and will be paid by the Company on behalf of Altai Technologies in excess of $400,000 will be treated as a non-interest bearing loan and will be repayable to the Company immediately upon the earlier of the completion of any financing of Altai Technologies or the day before Altai Technologies becomes a publicly traded company. The Company has taken a provision against the collectibility of the loan.

9. Capital assets

			2007	2006
	Cost	**Accumulated amortization**	**Net**	**Net**
	$	$	$	$
Computer equipment	1,707	1,565	142	711

10. Share capital, share purchase warrants and options

a) Share Capital

Authorized
An unlimited number of common shares of no par value.

Shares Issued

	No. of shares	Amount $
Balance at December 31, 2005	**25,053,554**	**9,348,336**
Issued for cash in 2006		
– private placement common shares	1,800,000	450,000
– private placement flow-through shares	2,000,000	400,000
– exercise of stock options	3,000	420
Share purchase warrant valuation (b)		(466,000)
Valuation of compensation options of common share units re private placements		(43,960)
Share issue costs – cash		(65,416)
Stock-based compensation value of options exercised in 2006		180
Balance at December 31, 2006	**28,856,554**	**9,623,560**
Tax benefits renounced – flow-through (1)		(85,316)
Balance at December 31, 2007	**28,856,554**	**9,538,244**

(1) In 2007, the Company renounced $236,200 qualifying exploration expenditures to holders of 2,000,000 flow-through shares.

(2) At December 31, 2007, there were 219,667 escrowed common shares outstanding.

b) Share purchase warrants

	Expiry date	Number of share purchase warrants	Black–Scholes Value $	Exercise price $
Balance at December 31, 2005		**0**	**0**	
Share Purchase Warrants issued for common share units private placement	April 29, 2008	1,800,000	306,000	0.35
Share Purchase Warrants issued for flow-through share units private placement	October 30, 2007	1,000,000	160,000	0.25
Balance at December 31, 2006		**2,800,000**	**466,000**	

Share Purchase Warrants expired	October 30, 2007	(1,000,000)	(160,000)	0.25
Balance at December 31, 2007		**1,800,000**	**306,000**	

c) Options

(1) The 2002 Stock Option Plan which authorizes the Board to grant up to 2,293,000 option shares to directors, officers and employees of the Company or of its subsidiaries is in effect. The options are generally exercisable for up to five years from the date of grant.

The prices of all stock options granted are greater than or equal to the fair market value of each common share on the dates the options were granted.

At December 31, 2007, there were 1,313,000 option shares available for future grants.

The following table summarizes share option activities since December 31, 2005:

	Options outstanding	
	Number of shares	**Weighted average exercise price**
		$
Balance at December 31, 2005	**873,000**	**0.121**
Exercised	(3,000)	0.140
Balance at December 31, 2006	**870,000**	**0.120**
Cancelled	(463,000)	0.100
Balance at December 31, 2007	**407,000**	**0.144**

The following table summarizes outstanding share options at December 31, 2006:

Number of share options outstanding			Expiry date	Weighted average exercise price
Exercisable	**Unexercisable**	**Total**		**$**
10,000	–	10,000	March 18, 2008	0.100
197,000	–	197,000	June 17, 2009	0.140
200,000	–	200,000	August 17, 2010	0.150
407,000	–	407,000		0.144

(2) **Accounting for stock-based compensation cost**

In 2007, there was no option granted and therefore no stock-based compensation cost.

11. Contributed surplus

	2007 $	2006 $
Balance, beginning of year	**139,730**	**95,950**
Stock-based compensation cost	–	–
Stock-based compensation value of options exercised	–	(180)
Fair value of compensation options of common share units re private placements	–	43,960
Fair value of expired share purchase warrants	160,000	–
Balance, end of year	**299,730**	**139,730**

12. Accumulated other comprehensive income

	2007 $	2006 $
Balance, beginning of year	–	–
Restatement of increase in unrealized gain on available-for-sale marketable securities, net of taxes of $20,777[1]	94,269	–
Balance, beginning of year – as restated	94,269	–
Other comprehensive loss during the year – unrealized loss on available-for-sale marketable securities, net of taxes recovered of $549	(2,491)	–
Balance, end of year	**91,778**	–

(1) Refer to Note 2.

13. Earnings (loss) per share

Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) by the weighted average number of shares outstanding during the period. Diluted net earnings (loss) per share is calculated by dividing the net earnings (loss) by the sum of the weighted average number of shares outstanding and all additional shares that would have been outstanding if potentially dilutive securities had been issued during the period.

The following table sets forth the computation of basic and diluted loss per share:

	2007 $	2006 $
Numerator		
Net income (loss) for the year – basic and diluted	48,092	(48,583)
Denominator		
Weighted average number of shares – basic	28,856,554	26,115,524
Effect of dilutive shares		
Stock options	407,000	870,000
Warrants	1,800,000	475,616
Compensation options	–	45,184
Weighted average number of shares – diluted	31,063,554	27,506,324
Basic and diluted net income (loss) per share	0.002	(0.002)

14. Related party transactions

a) Consulting services were provided by two officers. Fees for such services amounted to $45,000 (2006 –

$36,000). These fees have been allocated to administrative expenses ($1,983) and resource properties ($43,017).

b) The third instalment ($35,100) of the $175,500 consulting charge payable in equal instalments over 5 years to an officer of the Company per agreement signed in 2004, had been paid in 2007.

15. Income taxes

Future income taxes reflect the net effects on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes.

There is 1 future income tax liability and 2 future income tax assets as follows:

	2007	2006
	$	$
Future income tax liability		
Renounced expenditures on flow-through shares	85,316	–
Future income tax assets		
Non-capital losses carried forward	167,597	193,964
Canadian development, exploration and oil and gas expenditures	389,012	412,129
	556,609	606,093
Valuation allowance for future income tax assets	471,293	606,093
Future income tax assets	85,316	–
Net future income tax liability and assets	–	–

The Company provided a valuation allowance equal to the future tax assets (except for the amount of the non-capital losses equal to offset the future income tax liability in accordance with CICA Handbook EIC-146) because it is not presently more likely than not that they will be realized. The Company's actual income (loss) for income tax purposes for each of the years ended is made up as follows:

	2007	2006
	$	$
Statutory rate	36.12%	36.12%
Net loss before income taxes	(36,674)	(48,583)
Add: Amortization	569	569
Equity loss – Altai Philippines Mining Corporation	7,712	964
Option payment – Malartic Township Gold Property	77,500	–
Income (loss) for tax purposes	49,107	(47,050)
Application of loss carry forward	(49,107)	–
Taxable income (loss)	–	(47,050)

The Company had applied the $49,107 income for tax purposes of year 2007 to reduce the income tax loss of

$72,828 of year 2000. The Company has non-capital loss carry forwards of approximately $464,000 (2006 – $537,000) and tax pools of approximately $1,097,000 (2006 – $1,141,000) available to reduce future years' income for tax purposes.

Income tax losses by year of expiry:

	$
2008	67,000
2009	37,000
2010	69,000
2014	229,000
2015	15,000
2016	47,000
2017	–
	464,000

16. Subsequent events

In the beginning of April 2008, the Company has announced the following two private placements, both of which are subject to the approval of the Company Board of Directors, TSX Venture Exchange and all applicable regulatory authorities and are intended to be closed within the month:

a) a private placement of up to one million and two hundred thousand share units at $0.40 per unit to be made by two investors. Each unit comprises of one common share of the Company and one half share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at the price of $0.60 per share within 24 months from the date of the closing of the private placement.

b) a private placement of seven million share units at $0.40 per unit by two institutional investors. Each unit comprises of one common share of the Company and one half share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at the price of $0.65 per share within 24 months from the date of the closing of the private placement.

Bolton & Bolton
Chartered Accountants
25 Oakcrest Avenue, Unionville, Ontario L3R 2B9

AUDITORS' REPORT

To the Shareholders of Altai Resources Inc.

We have audited the consolidated balance sheets of Altai Resources Inc. as at December 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Bolton & Bolton"
Chartered Accountants
Licensed Public Accountants

Unionville, Ontario
March 13, 2008
except as to note 16
which is as of April 2, 2008

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the expression of a qualified opinion when the financial statements are affected by significant uncertainties such as those referred to in notes 1 and 2 to the financial statements. The opinion in our report to the shareholders dated March 13, 2008 is not qualified with respect to, and provides no reference to, these uncertainties since such an opinion would not be in accordance with Canadian reporting standards for auditors when the uncertainties are adequately disclosed in the financial statements.

"Bolton & Bolton"
Chartered Accountants
Licensed Public Accountants

Unionville, Ontario
March 13, 2008
except as to note 16
which is as of April 2, 2008

ALTAI RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

FOR THE YEAR ENDED DECEMBER 31, 2007 **Dated April 14, 2008**

The selected consolidated financial information set out below and certain comments which follow are based on and derived from the audited consolidated financial statements of Altai Resources Inc. (the "Company" or "Altai") for the year ended December 31, 2007 and should be read in conjunction with them.

Additional information relating to the Company is available on SEDAR at www.sedar.com

FORWARD LOOKING STATEMENTS

This discussion includes forward-looking statements and assumptions respecting the Company's strategies, future operations, commodity prices and discusses certain issues, risks and uncertainties that can be expected to impact on any of such matters.

By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such forward-looking statements as a result of the impact of issues, risks and uncertainties whether described herein or not, which the Company may not be able to control. The reader is therefore cautioned not to place undue reliance on such forward-looking statements.

The Company disclaims any intention or obligation to update or revise these forward-looking statements, as a result of new information, future events or otherwise.

OVERVIEW

The Company is a junior natural resource exploration company with its properties in Canada and the Philippines and at the present time does not have a producing natural resource property.

1) Altai's properties in Canada, all in the Quebec Province – the 50% owned Malartic gold property (named "Blackcliff gold property" by property joint-venture partner) of 3 claims of 120 hectares (300 acres), and the **59.40% owned (as at December 31, 2007) Sorel-Trois Rivieres natural gas property** of 13 oil and gas and reservoir permits **of 114,252 hectares (282,317 acres)** (excluding the permit of 13,290 Ha (33,000 acres) earned 100% equity interest by Talisman Energy Canada in 2006 in which Altai has 8% gross royalty) were maintained in good standing as at December 31, 2007 and to date (effective March 19, 2008 there are 10 oil and gas and reservoir permits with the same area (282,317 acres) as before that date).

2) Malartic gold property, Quebec

Effective September 2007, the Company and Globex Mining Enterprises Inc. ("Globex") (jointly the "Optionors") have optioned 100% interest in the Malartic gold property to C2C Inc. and Animiki Mining Corporation (jointly the "Optionees"). All cash, shares and royalties to be received under the terms of the option agreement are to be shared equally by the Optionors. C2C paid the Optionors $25,000 cash and 400,000 C2C shares in December 2007, and a further $50,000 cash in February 2008. $100,000 cash and 200,000 shares payments are due from the Optionees upon the first agreement anniversary, and $200,000 cash and 200,000 shares upon each of the second and third anniversaries. $5,000,000 of work must be completed by the end of the fourth year of the option. The Company and Globex will retain a 3% (three percent) gross metal royalty on any mineral production from the property and a 10% (ten percent) net profits royalty. Upon the sixth anniversary, the Optionees must commence an annual advance royalty payment of $50,000.

3) Sorel-Trois Rivieres natural gas property, St. Lawrence Lowlands, Quebec

Altai owns 59.40% (as at December 31, 2007) of the Sorel-Trois Rivieres natural gas property of 13 oil and gas and reservoir permits of 114,252 hectares (282,317 acres). Altai has also 8% gross royalty in a permit of 13,290 Ha (33,000 acres) in which Talisman Energy Canada ("Talisman") earned 100% equity interest in 2006. Therefore the Company holds varying interests in a substantial land package consisting of **315,000 acres located about 2 km west of the Forest Oil Corporation discovery wells in the St. Lawrence Lowlands.**

On April 1, 2008, **Forest Oil Corporation**, a US oil and gas company with a market capitalization of $5 Billion, announced in its press release a new gas discovery in the Utica shale of the St. Lawrence Lowlands.

i) In February – March 2007 Altai carried out a seismic reflection survey on its Sorel Islands permits. The survey is orientated to shallow (less than 150 meters) gas targets in recent sediments.

ii) (1) Pursuant to an agreement between Talisman and the Company and Petro St-Pierre Inc. ("PSP") dated July 2005, Talisman earned a 100% equity interest in one permit of 33,000 acres after having drilled one well in that permit. **The well has good Utica shale gas showings. Altai retains 8% gross royalty in that permit.**

In late August 2007, Talisman returned all other 3 optioned permits to the joint venture.

(2) According to the independent consultant, the main target in the four permits (including the one now 100% interest owned by Talisman) is a NE trending collapse zone 34 kilometers long averaging one kilometer in width. It may extend further SE within Altai permits. The zone appears as a depression at the top of Trenton formation of Ordovician age at a depth of about 750 meters. The depression is interpreted to have been caused by hydrothermal dolomitization of fractured limestones (hydrothermal dolomite reservoir facies). Targets in similar geological setting along former shoreline of Cambro-Ordovician craton have produced large quantities of gas and oil in Ohio, Michigan, New York State, West Virginia and elsewhere in the Appalachians. In addition to Trenton formation, the stratigraphically lower Chazy, Beekmantown and Potsdam formations have gas showings elsewhere in the Appalachians. When the consulting report was done (2004) no attention was paid to gas potential of Utica and overlying Lorraine Formations.

In the opinion of Altai, there is very good exploration potential including shale gas, located along this feature on these permits and in all Altai's other permits based on recent developments in the St. Lawrence Lowlands.

On April 1, 2008, Forest Oil announced in its press release a significant gas discovery:

QUOTE

"Over the last two years, Forest has accumulated approximately 269,000 net acres, under lease or farmout, in the St. Lawrence Lowlands in Quebec, Canada. Two vertical pilot wells were drilled in 2007, testing the Utica Shale, to a total depth of approximately 4,800 feet. Production rates tested up to 1 Million cfe/d. Although the play is still in the early stages, Forest believes the initial results are encouraging due to the following factors:
- Shallow depth of the shale
- Rock properties are comparable to other more established shale plays
- High-quality natural gas with minimal impurities
- Infrastructure in place with nearby access to major pipelines
- Premium natural gas pricing to NYMEX makes the economics compelling
Forest plans to drill three horizontal wells in 2008 to refine its drilling and completion techniques.......................... First production is expected in 2009 with the potential for a full scale drilling program in 2010 and beyond."

UNQUOTE

Altai's land package is adjacent and central to the properties of Gastem Inc., Questerre Energy Corporation and Junex Inc most of which are optioned either to Forest Oil or Talisman Energy. The underlying prospective Utica Shale extends onto Altai's property.

iii) Development of a gas storage site or sale of storage rights is also an important aim of the Sorel-Trois Rivieres property for Altai.

4) Altai Philippines Mining Corporation ("Altai Philippines")

The Company has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The properties of Altai Philippines are Lahuy Island gold property, Negros Island sulfur property and Sibuyan Island lateritic nickel-cobalt property, all in the Philippines.

i) In early 2007, Crew Gold Corporation through its wholly owned subsidiary, Crew Minerals (Philippines) Inc. (now named as Intex Resources Inc.), terminated the option agreement with Altai Philippines re Altai Philippines' Negros Island sulfur property in view of the big increase in the annual payments from 2007 on. The Company and Altai Philippines are examining different alternatives, including sale of the property, to develop the property.

ii) As at December 31, 2007 and to date, the option agreement that Altai Philippines signed with a consortium headed by Sunshine Gold Pty Ltd. of Australia in late 2004 for the sale of Altai Philippines' lateritic nickel-cobalt property on Sibuyan Island, has not yet closed as the Mineral Production Sharing Agreement application for the property has not yet been approved.

ADOPTION OF NEW ACCOUNTING POLICES

1) The CICA Section 3855 "Financial Instruments – Recognition and Measurement" requires that financial assets classified as "available-for-sale" be recorded at fair market values and that gains or losses in available-for-sale financial assets be recorded in the balance sheet as "Other comprehensive income (loss)" (CICA Section 1530). The standard became a reporting requirement for all publicly traded companies with year-ends after October 31, 2006. The Company, as permitted by CICA Section 3855, has adopted the section prospectively effective January 1, 2007 and has classified all of its investments in marketable securities as available for-sale. As required, shareholders' equity as at December 31, 2006 has been restated to include a gain of $94,269 and the deficit has been restated to include a reduction of $20,777 (being the tax impact on adoption of the said accounting policy), on valuation of available-for-sale financial assets that would have been reported, had the policy been in effect at that time.

2) Effective January 1, 2007 the Company adopted the revised CICA Section 1506 "Accounting Changes" which requires that: (i) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (ii) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (iii) for changes in estimates, the nature and amount of the change should be disclosed. The Company has not made any voluntary change in accounting principles since the adoption of the revised standard.

3) CICA Section 3865 "Hedges" is applicable when a company chooses to designate a hedging relationship for accounting purposes. It specifies how hedge accounting is applied and the disclosures required when it is applied. The Company had no hedging relationships as at January 1, 2007 and to date. There was no impact on the Company's financial statements upon adoption of this standard.

OUTLOOK FOR 2008 AND BEYOND

The proceeds from the flow-through share units private placement made in late 2006 provide funds for the Company to carry out targeted exploration work on its oil and gas and reservoir permits for 2007 and 2008, whereas the proceeds from the common share units private placement made at the same time, together with the cash payments received in late 2007 and early 2008 from the option of the Malartic gold property and the cash payments anticipated to be received in September 2008 and beyond, increase the general working capital of the Company.

Subsequent to the year-end of 2007, the Company has raised a total of $3,882,580, consisting of $3,280,000 from two private placements (including $2M made by Sprott Asset Management Inc. and $0.8M by MMCAP International Inc SPC), $560,000 from exercise of share purchase warrants, and $42,580 from exercise of stock options. These funds significantly boost the Company's general working capital and will enable Altai to explore/develop the oil and gas project and other mineral exploration work to higher levels.

Over the next twelve months, the Company's efforts will be focused on the following:

1. Exploring and developing the Sorel-Trois Rivieres natural gas property. In January 2008 Altai carried out a seismic reflection survey in the property orientated to deep gas targets. As mentioned in the overview of this MD & A, Altai's gas properties in the St. Lawrence Lowlands have been significantly enhanced by Forest Oil's discovery referred to in their press release of April 1, 2008.

2. Acquisition of new mineral properties.

OVERALL PERFORMANCE AND RESULTS OF OPERATIONS FOR 2007

a) For the year of 2007, the Company had a net income of $48,092 including its share ($7,712) of the net loss of equity investment in Altai Philippines. The net income was mainly due to the relatively low administration expenses of $54,604 offset by investment income of $25,642 and the future income tax receivable of $84,766 re renounced expenditures on flow-through shares.

b) During the year, the major sources of funding for the Company's exploration work in the Sorel-Trois Rivieres natural gas property, the administration expenses and the third installment payment of a long term consulting charge payable, mainly came from the proceeds of the flow-through share units and the common share units private placements.

c) The marketable securities held by Altai comprising mostly of Canadian major bank shares denominated in Canadian currency, are liquid but have decreased during 2007. At the end of the year the Company received 200,000 common shares of the TSX Venture listed optionee of the Malartic gold property. The value of those shares has been adjusted to its fair market value at December 31, 2007.

SELECTED ANNUAL INFORMATION

	December 31, 2007 $	December 31, 2006 $	December 31, 2005 $
Total revenue	25,642	7,177	60,756
Net income (loss)	48,092	(48,583)	27,591
Income (loss) per share (Basic and Diluted)	0.002	(0.002)*	0.001
Total assets	4,505,982	4,447,339	3,738,133
Long term debt	35,100	70,200	105,300
Dividend paid	Nil	Nil	Nil
Weighted average number of shares outstanding			
Basic	28,856,554	26,115,524	24,850,047
Diluted (including share options and warrants)	31,063,554	27,506,324	25,723,047

SUMMARY OF QUARTERLY RESULTS

	Three Months Ended			
2007	December 31 $	September 30 $	June 30 $	March 31 $
Revenue	7,686	6,908	6,532	4,516
Net income (loss)	76,114	(5,004)	(14,492)	(8,526)
Net Income (loss) per share (Basic and Diluted*)	0.003	(0.000)	(0.001)*	0.000
Weighted average number of shares				
Basic	28,565,554	28,856,554	28,856,554	28,856,554
Diluted (including share options and warrants)	31,063,554	32,329,554	32,792,554	32,792,554

	Three Months Ended			
2006	December 31 $	September 30 $	June 30 $	March 31 $
Revenue	3,711	1,133	1,156	1,177
Net loss	(9,640)	(8,096)	(18,930)	(11,917)

Net loss per share (Basic and Diluted*)	(0.001)*	(0.000)*	(0.001)*	(0.000)*
Weighted average number of shares				
Basic	26,115,524	25,055,798	25,055,798	25,053,554
Diluted (including share options and warrants)	27,506,324	25,925,798	25,925,798	25,926,554

* Due to the loss in the second and fourth quarters of 2006 and in the second quarter of 2007, the diluted weighted average number of shares used to calculate the diluted net loss per share in the respective periods is the same as the basic weighted average number of shares as the inclusion of outstanding share options and warrants would be anti-dilutive.

LIQUIDITY AND CAPITAL RESOURCES

The three year office gross rental lease expired at the end of August 2007 without being renewed by the Company.

RELATED PARTY TRANSACTIONS

1. Consulting services were provided by two officers. Fees for such services amounted to $45,000 (2006 – $36,000). These fees have been allocated to administrative expenses ($1,983) and resource properties ($43,017).

2. The third instalment ($35,100) of the $175,500 consulting charge payable in equal instalments over 5 years to an officer of the Company per agreement signed in 2004, had been paid in 2007.

DISCLOSURE CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that material information is generated and reported to management, including the President and the Treasurer, as appropriate to permit timely decisions and to permit timely and accurate public disclosure.

Management, including the President and the Treasurer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2007. Based on this evaluation, the President and the Treasurer have concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 (Certification of Disclosure in Issuers' Annual and Interim Filings), are effective to ensure that information required to be disclosed in reports filed or submitted by the Company under applicable Canadian Securities Legislation is recorded, processed, summarized and reported within the time limits specified in such rules.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The President and the Treasurer of the Company are responsible for designing and continually maintaining and reviewing internal controls over financial reporting or causing them to be designed and maintained under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

The President and the Treasurer have evaluated whether there were changes to its internal controls over financial reporting during the year ended December 31, 2007 that have materially affected, or that are reasonably likely to materially affect its internal controls over financial reporting. No such changes were identified through their evaluation.

OUTSTANDING SHARES

As of April 11, 2008, the Company's share capital is as following:

	Basic	Weighted average
Issued and outstanding common shares	38,953,554	36,206,237
Stock options	400,000	323,770
Warrants	4,300,000	3,168,579
Common shares fully diluted	43,653,554	39,698,586

FEE RULE

FORM 13-502F1
CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: Altai Resources Inc.

Fiscal year end date used to calculate capitalization: December 31, 2007

Market value of listed or quoted securities: Total number of securities of a class or series outstanding as at the issuer's most recent financial year end	28,856,554 (i)	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11 (a)(ii)(A) and (B) of the Rule)	$0.092 (ii)	
Market value of class or series	(i) X (ii) =	$2,657,208.00 (A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B)
Market value of other securities: (See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C)
(Repeat for each class or series of securities)		(D)
Capitalization (Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$2,657,208.00
Participation Fee (From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)		$ 600.00
New reporting issuer's reduced participation fee, if applicable (See section 2.6 of the Rule)		
Participation fee X Number of entire months remaining In the issuer's fiscal year / 12 =		
Late Fee, if applicable (As determined under section 2.5 of the Rule)		N.A.

Form 52-109F1

RECEIVED
2008 APR 29 A 2:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Certification of Annual Filings

I, **Niyazi Kacira, the President and Chief Executive Officer of Altai Resources Inc.** certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Altai Resources Inc.** (the issuer) for the period ending **December 31, 2007**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   c. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 18, 2008

"Niyazi Kacira"

Signature
President and Chief Executive Officer

Form 52-109F1

Certification of Annual Filings

I, **Maria Au, the Treasurer of Altai Resources Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Altai Resources Inc.** (the issuer) for the period ending **December 31, 2007**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    c. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 18, 2008

"Maria Au"

Signature
Treasurer

END